

May 9, 2007

Via Facsimile (212) 541-1438 and U.S. Mail

Kenneth L. Henderson, Esq.
Bryan Cave LLP
120 West 45th Street
New York, NY 10036

Re: **NetRatings, Inc.**
    Preliminary Proxy Materials filed on February 28, 2007, as amended
    File No. 0-27907

    Schedule 13E-3 filed on February 28, 2007, as amended
    By Valcon Acquisition Holding S.A.R.L., *et al*
    File No. 5-57383

Dear Mr. Henderson:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1.   We note your response to prior comment 1. It is not clear from your response why, despite not identifying Valcon as a filing person, the members of the contolling stockholder group are not affiliates engaged in the transaction.

Closing Comments

Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions